[Openwave Letterhead]

VIA EDGAR

December 7, 2009

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Openwave Systems Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 9, 2009
File No. 001-16073

Dear Mr. Gilmore:

On behalf of Openwave Systems Inc. (“Openwave” or the “Company”) we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2009 (and received November 19, 2009), with respect to Openwave’s Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. Please consider including an “Overview” of management’s perspective on Openwave to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. For example, identify the factors that Openwave’s executives focus on in evaluating financial condition and operating performance. In this regard, we note that your goal is to have a 1:1 or better book to bill ratio. Please also consider addressing the material operations, risks and challenges facing Openwave and how management is dealing with these issues. For example, we note that you are focused on improving your execution in Europe to drive more bookings and revenues from that geography, that you are attempting to grow your customer base in emerging markets and that you are in the process of selling your customers a migration to Openwave’s next generation software platforms and tools. Refer to Release No. 33-8350.

Response:

In response to the Staff’s comment, in future filings containing MD&A we intend to add an overview section that will include: a brief description of the company’s business; key performance indicators, as identified by management; and any factors that are reasonably likely to have a material effect on the company’s financial condition.

2. You provide discussion and analysis of past financial condition and operating analysis; however, there is little, if any, emphasis on known trends and their impact on your prospective financial condition and operating performance. Please tell us what consideration you gave to including disclosure in your MD&A discussing prospective matters. See Section III.B.3 of SEC Release 33-8350.

Response:

We considered the trends set forth in Item 1. Business, under the heading “Industry”. Due to the lack of immediate or direct correlation of these trends to our near-term financial results, and that we had already discussed these trends in that section, we did not refer to these trends in our discussion of financial results.

In response to the Staff’s comment, we intend to include a summary of this information in the Overview, as reflected in the response to Comment No. 1.

Liquidity and Capital Resources, page 40

3. Please expand your disclosure to outline the material covenants associated with your secured revolving credit facility with Silicon Valley Bank.

Response:

We respectfully advise the Staff that we discuss the covenants on page 43 under “Working Capital and Cash Flows”:

“The revolving credit line is secured by a blanket lien on all of our assets and contains certain financial and reporting covenants customary to these types of credit facilities which we are required to satisfy as a condition of the agreement. The agreement requires that we meet a quarterly minimum EBITDA and monthly liquidity covenant. As of June 30, 2009, we were in compliance with all debt covenants.”

In response to the Staff’s comment, in the future, we will move the discussion regarding our revolving credit facility and its covenants to be under the heading “Liquidity and Capital Resources”.

Item 11.	Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis, page 22

General

4. Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009. For example, we note minimal discussion and analysis of how the Committee determined specific long-term equity awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

Openwave acknowledges the Staff’s comment. In drafting its CD&A, Openwave strove to accomplish the intent and meet the requirements of Item 402(b) of Regulation S-K, as discussed below. However, the Company notes the Staff’s concerns as set forth in its comment, as well as the recent public CD&A guidance given by the Staff, and will provide expanded analysis in response to the Staff’s comment in the Company’s CD&A for fiscal 2010.

As discussed in the CD&A, fiscal 2009 was a difficult year for Openwave and one in which employee retention was a significant motivating factor in determining compensation. Openwave discussed these challenges in its CD&A and their effect on compensation. In addition, Openwave is mindful that one of the criticisms of CD&A is that it can be excessively long, and therefore we strove to address the purpose and intent of Item 402(b) of Regulation S-K by drafting our CD&A in a way that was meaningful to readers by discussing the components of compensation at a level that we believed was material to investors and fully complied with the requirements of Item 402(b) of Regulation S-K.

By way of example, with respect to base salary, Openwave discussed on page 24 of the proxy statement under “Components of Executive Compensation” that the Committee typically targets each component of executive compensation at approximately the 50th percentile of the peer group companies. Because the actual salaries did not differ materially from the 50th percentile, we did not address the actual minor variances of actual salary from the 50th percentile. As supplemental information the following table, compiled using information received from our independent compensation consultant, Compensia, for 2009, sets forth the base salary for each of Openwave’s named executive officers (excluding Anne Brennan who served as Interim Chief Financial Officer for seven days during fiscal 2009) as a percentage of the 50th percentile peer group companies target base salary:

Named Executive Officer	Base Salary	% of 50th Percentile Base Salary
Kenneth D. Denman	$450,000	94%
Karen J. Willem	$300,000	96%
Alan M. Park	$300,000	112%
Martin S. McKendry	$275,000	103%
Bruce K. Posey	$275,000	100%

With respect to short-term cash incentives, the disclosure discussed the structure of the 2009 CIP, the metrics set forth in the CIP upon which performance would be measured and why they were used, what non-GAAP operating income consisted of and why, that the metrics were directly from the 2009 Operating Plan, that the “2009

Operating Plan was considered by the Board to be challenging and represented year over year growth that was within prevailing industry growth rates,” and that the Company did not perform to the level required and therefore no payments were paid as a result of meeting the performance metrics of the 2009 CIP. Further, it had already been discussed that the Committee typically targets each component of executive compensation at approximately the 50th percentile of the peer group companies. Because there were no payouts made as a result of meeting the performance metrics of the 2009 CIP, the Company did not believe that any further discussion would be meaningful to investors. Similarly, discussion of the “Extraordinary Bonus” was provided at substantially the same level because there were no payouts under the Extraordinary Bonus. With respect to the CIP Guaranteed Bonus, this bonus was paid to all employees eligible to receive bonuses at the same percentage of target bonus level, and was paid for retention and not performance reasons, all as discussed in the proxy statement.

We understand that the Staff has recently stated that they wish to see in-depth disclosure of the compensation plans even if the plans are not met and no payouts are made under the plans. In response to the Staff’s comment, in the future the Company will provide more in-depth disclosure of how the Committee establishes the target bonuses for the named executive officers, as well as in depth disclosure of how the Committee establishes the target metrics and, to the extent that it would not cause competitive harm to the company, the actual target metrics, regardless of whether there are any payouts under the CIP.

With respect to the long-term incentives, we discussed why the Committee granted stock options versus other forms of equity compensation, the frequency of the grants, that percentage of allocation is consistently applied across all executive officers, and the consideration given to the various factors in determining the level of grants. In response to the Staff’s comment, in future filings containing CD&A, the Company will provide more in-depth analysis, to the extent applicable, regarding how the Committee established the specific long-term equity awards.

5. We note your use of peer group comparison and benchmarking surveys and that you generally target each component of executive officer compensation at approximately the 50th percentile of your peer group companies. Please clarify what consideration you gave to including a discussion of where actual payments fell within targeted parameters for each element of your compensation program.

Response:

As discussed above, base salary variation did not differ materially from the 50th percentile, and no discussion was provided. With respect to the short-term cash incentives, due to the fact that there were no payouts for performance, and the only payout was for retention purposes, we did not consider comparing the retention bonuses to the bonuses paid by the peer group.

With respect to long-term equity incentives, we did not include a discussion regarding comparison to the 50th percentile. Because each of our named executive officers joined Openwave during fiscal 2009, the Committee did not consider grants made to executives in comparable positions in our peer group companies. The grants, made to our executive officers that joined the Company during fiscal 2009, were “new hire” grants, and the Committee, in determining new hire grants for each named executive officer hired in fiscal 2009, considered the circumstances regarding each such executive officer’s employment negotiations, relevant competitive employment factors in the context of the software industry market and the San Francisco Bay Area, and the level of equity compensation received by previous company executives performing in comparable positions.

6. We note your statement that the Compensation Committee determines actual awards to executive officers based upon, amongst other things, its assessment of individual performance measured against key performance indicators and business objectives. Please expand your discussion to provide additional analysis of the effect of individual performance on compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

Openwave acknowledges the Staff’s comment and in response to the Staff’s comment will provide additional analysis of the effect of individual performance on compensation in the company’s CD&A for fiscal 2010.

7. We note that executives were eligible for payments under your 2009 Corporate Incentive Plan that were “tied to the achievement of certain financial performance goals and objectives as set forth by [y]our Board of Directors in [y]our fiscal 2009 operating plan” and that the 2009 CIP had two measures of your financial performance goals, namely quarterly revenue and quarterly non-GAAP operating income or loss. Please tell us why you have not provided quantitative disclosure of the terms of the performance goals and objectives utilized in determining incentive compensation for your executive officers for fiscal year 2009. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have performed this analysis.

We also note that the 2010 CIP bonuses will be paid semi-annually and payment will be based on achievement against corporate bookings and operating profit/loss. Consider disclosing in your next annual report (or proxy statement, if you incorporate Part III information by reference thereto) quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers for fiscal year 2010.

Response:

In response to the Staff’s comment, we confirm that we believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, and confirm that we have performed this analysis.

Item 15.	Exhibits, Financial Statement Schedules, page 52

8. We note that Sprint Nextel and AT&T accounted for over 10% of revenues during fiscal 2009, 2008 and 2007. As it appears that you are substantially dependant upon these relationships, please expand your disclosure in your “Business” section to describe the material terms of your agreements with Sprint Nextel and AT&T. Further, please advise why you have not filed your agreements with these customers. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

We respectfully advise the Staff that although Sprint Nextel accounted for 27%, 23% and 23% of Openwave’s revenue during fiscal 2009, 2008 and 2007, respectively, AT&T only accounted for over 10% of Openwave’s revenues during fiscal 2009.

Item 601(b)(10)(ii)(B) of Regulation S-K requires the filing of any contract upon which Openwave’s business is substantially dependent. Openwave’s relationships with Sprint Nextel and AT&T are governed by multiple master agreements (the “Master Agreements”). Each of the Master Agreements outlines the general terms of the Openwave’s business relationship with Sprint Nextel and AT&T and is typical of enterprise software agreements entered into in the ordinary course of business, such as software installation and customization services, as well as maintenance and support. These arrangements are not exclusive and contain no obligations requiring these customers to purchase future products and/or services from us. In connection with the Master Agreements, the parties have entered into numerous sub-agreements including, but not limited to, amendments, product appendixes, schedules, statements of work and change requests (collectively, the “Sub-Agreements”). The Master Agreements and Sub-Agreements represent the purchase of numerous different Openwave products and services. During fiscal 2009, Openwave recognized revenue from 80 different Sprint Nextel agreements and 32 different AT&T agreements. None of the aforementioned agreements represented 10% or more of Openwave’s fiscal 2009 revenue. As such, we believe that each Master Agreement or Sub-Agreement we have entered into with Sprint Nextel and AT&T was entered into in the ordinary course of our business and is not an agreement upon which we are substantially dependent, and therefore none of the Master Agreements or Sub-Agreements are required to be filed.

9. We note that you have entered into employment arrangements or written offers of employment with each of your named executive officers, but we were unable to locate the agreements with Dr. McKendry, Mr. Posey and Ms. Brennan. Please advise or file these agreements. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

We inadvertently failed to file the employment offer letters of Dr. McKendry and Mr. Posey as exhibits to our periodic reports and intend to file their employment offer letters as well as that of John P. Giere as exhibits to our Quarterly Report of Form 10-Q for the quarter ended December 31, 2009. A summary of the terms of Ms. Brennan’s employment arrangement was filed as Exhibit 10.23 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as filed with the SEC on July 7, 2008.

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies

(h) Revenue Recognition, page F-14

10. Your disclosures indicate that vendor-specific objectives evidence (“VSOE”) of maintenance and support is based on substantive renewal rates. Please tell us how you determine that the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. We also note your disclosure on page 32 that the decline in maintenance and support revenues is due to “lower negotiated amounts.” Please explain what you mean by “lower negotiated amounts” and clarify whether these negotiations related to new or existing contracts. As part of your response, tell us how you factored these “lower negotiated amounts” into your analysis of VSOE.

Response:

We establish VSOE of maintenance and support on a contract-by-contract basis based upon the renewal rate, if specified in that contract (“Stated Renewal Approach”) pursuant to (Topic 985 (Software) Subtopic 605 (Revenue) Section 25 (Recognition) paragraph 67, previously paragraph 57 of SOP 97-2). We also require that the stated renewal is substantive, in order to meet the requirements of (Topic 985 (Software) Subtopic 605 (Revenue) Section 55 (Implementation Guidance and Illustrations) paragraph 69, previously TPA 5100.55.

We consider renewal rates of 10% of the net license fee or above to be substantive. Renewals of maintenance and support range from 10% to 25% of the net license fees, which generally reflect the differences in support levels and deal size. Of this population, 97% range from 10% to 20%. Additionally, approximately 92% of maintenance and support agreements subject to renewal during fiscal year 2009 were renewed.

The “lower negotiated amounts” referenced on page 32 applies to renewal values, in absolute dollars, from existing customers. The primary reason for the lower maintenance and support revenues was contractually allowed cancellations, or non-renewals. Additionally, we experienced limited situations where our customers reduced their license usage which resulted in reduced associated maintenance and support renewal amounts in absolute dollars. In response to the Staff’s comment, if the situation persists we intend to revise disclosures in future filings to clarify the explanation that lower maintenance and support revenues reflect lower maintenance renewals due to certain customers either canceling their maintenance or reducing their license usage.

(13) Income Taxes, page F-50

11. Please tell us how your reconciliation of unrecognized tax benefits on page F-52 complies with the disclosures required in paragraph 21(a) of FIN 48. In this regard, we note that your reconciliation does not appear to provide the specific items noted in paragraph 21(a). See also the example disclosure in paragraph A33 of FIN 48.

Response:

Upon review of the Staff’s comment, we have concluded that we have neglected to breakout the activity for prior tax years from activity for the current tax year. We intend in future filings to modify our reconciliation to be presented substantially as follows:

Balance as of July 1, 2007	$4,875
Reclass from taxes payable	1,565
Additions based on tax positions related to current year	14
Lapse of statute of limitations	(255)
Reductions for tax positions of prior years	(540)

Balance as of July 1, 2008	$5,659
Additions based on tax positions related to current year	434
Additions for tax positions of prior years	1,528
Lapse of statute of limitations	(1,058)
Settlements	(450)
Impact of currency fluctuation	(490)

Balance as of June 30, 2009	$5,623

* * * *

In addition, Openwave Systems Inc. acknowledges:

•	Openwave is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Openwave may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 480-4825, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Openwave Systems Inc.

By:	/s/ Kenneth D. Denman
Kenneth D. Denman Chief Executive Officer